Vin Social
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
11100 Chase Checking x3623		112,455.41
11200 Slope Cellars Account		0.00
80009799596 Checking		44,181.32
Checking (9596)		-15,515.03
Total Bank Accounts	$	**141,121.70**
Accounts Receivable		
12100 Accounts Receivable		3,924.72
Total Accounts Receivable	$	**3,924.72**
Other Current Assets		
13100 Inventory -Finished Goods		12,100.04
13200 Wine Inventory		129,851.22
13300 Inventory - Other Supplies		580.45
14400 Undeposited Funds		0.00
Total Other Current Assets	$	**142,531.71**
Total Current Assets	$	**287,578.13**
Fixed Assets		
15200 Property, Plant, and Equipment		500.00
Total Fixed Assets	$	**500.00**
TOTAL ASSETS	$	**288,078.13**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21100 Accounts Payable		101,472.39
Total Accounts Payable	$	**101,472.39**
Other Current Liabilities		
22215 Customer Deposits		-805,458.66
Box Deposit		911,527.79
Event Fee Deposit		1,252,065.00
Shipping		192,216.35
Total 22215 Customer Deposits	$	**1,550,350.48**
22250 RBS Citizens		2,538.01
22260 Fundfi		0.00
22330 Accrued Sales and Excise Taxes		357.66
23225 Event Revenue		-1,470,294.47
Total Other Current Liabilities	$	**82,951.68**
Total Current Liabilities	$	**184,424.07**
Long-Term Liabilities		
24500 Expansion Capital		-105,017.19
Total Long-Term Liabilities	-$	**105,017.19**

Total Liabilities	**$**	**79,406.88**
Equity		
31100 Common Stock		1,000.00
31105 Paid-in Capital		49.97
31110 Owners Draw		51,158.24
31200 Preferred Stock		332,767.69
32000 Retained Earnings		-216,267.17
Net Income		39,962.52
Total Equity	**$**	**208,671.25**
TOTAL LIABILITIES AND EQUITY	**$**	**288,078.13**

Tuesday, Apr 26, 2022 03:10:53 PM GMT-7 - Accrual Basis